Exhibit 99.2

CALL

The Annual General Meeting of Shareholders of Central Puerto S.A. (hereinafter, the “Company”) is hereby originally called for September 13, 2019 at 11 a.m., being the meeting on second call on the same day at 12 p.m. at Av. Tomás A. Edison 2701, City of Buenos Aires to consider the following:

Agenda

1. Appointment of two shareholders to sign the minutes.

2. Consideration of the use of the Optional Reserve. Ratification, correction and/or reversal.

3. Issue of authorizations.

Note: Shareholders are hereby reminded that so as to attend the meeting they shall submit the book-entry shares certificate issued by Caja de Valores S.A. before the Company before September 9, 2019, inclusive, at 5 p.m. at Av. Tomás Edison 2701, 3rd floor, City of Buenos Aires, from Monday to Friday from 9 a.m. to 5 p.m. Regarding shares deposited in constituent accounts, the holders of such shares shall require the procedure of such certificate before the corresponding depositor. Shareholders are asked to be present no later than 15 minutes before the scheduled hour for the commencement of the meeting so as to confirm proxies and sign the Attendance Register. So as to attend the meeting, shareholders shall be present with the receipts, which shall be handed in during their registration in the attendance book and which shall be necessary for being admitted to the meeting. Shareholders under article 24 of Chapter II of Title II of CNV Regulations, amended by CNV General Resolution no. 687 dated February 16, 2917 shall inform the Company about their final beneficiaries with the expected scope pursuant to the previously-mentioned Resolution. Osvaldo Arturo Reca is the President of the Company pursuant to the Board of Directors’ meeting held on May 13, 2019.

Leonardo Marinaro
Head of Securities Market Relations
Central Puerto S.A.

Avda. Tomás A. Edison 2701 – C1104BAB – City Buenos Aires – Argentina
Telephone (54 11) 4317 5000 – Fax (54 11) 4317 5099